Exhibit 99.2

EIMO CORPORATION STOCK EXCHANGE RELEASE 31.10.2002 AT 8:15 AM	1	(1)

EIMO’S CEO RESIGNS

Eimo’s chief executive officer, Mr. Heikki Marttinen, has resigned from the company. It has been agreed that neither Mr. Marttinen nor the company will comment on the resignation. At the end of his notice period, May 1 2003, Mr. Marttinen will commence in the service of another company.

Mr. Timo Harju, M.Sc. (Engineering) (48) has been appointed interim CEO of the company as of today. Mr. Harju has most recently held the position of chief financial officer (CFO) and deputy CEO with Eimo. His previous experience includes executive positions in both general and financial management with the Ahlstrom Group. Eimo’s board of directors has immediately begun the search for a new CEO. The board also states that the non-executive chairman of Eimo, Mr. Jalo Paananen, and Mr. Seppo Jaakkola, Senior Vice President, Technology at Eimo, will actively support the interim CEO. By taking a more active role, Mr. Paananen wishes to ensure that ongoing important development and streamlining measures proceed as planned. “Eimo is on the right track. In a very challenging market, our nine month figures show an organic sales growth of 23% (growth of 94% reported), which exceeds the performance of our closest competitors,” comments Mr. Paananen.

EIMO CORPORATION

Board of Directors

Further information:

Elmar Paananen, Executive Vice Chairman +358 500 503 865

DISTRIBUTION:
HEX Helsinki Exchange
Press

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 27, 2002 (an extract of the Risk Factors from such Form 20-F is available at www.eimo.com / Investor relations / Form 20-F Risk Factors).